Orbis

Grupa Hotelowa

Warsaw, 2009-01-29

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing
Section

FEB 19 2009

Washington, DC
111

OSA/AH-4/17/2009

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

[redacted]

09045396

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 5/2009.
Best regards

Ireneusz Węgłowski

Vice-President

PROCESSED
MAR 2 2009
THOMSON REUTERS

dw 2/24

Current report no. 5/2009
January 27, 2009

Subject: **Award (up-date) of "Orbis" S.A.'s rating**

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby conveys information concerning the award (up-date) of „Orbis" S.A.'s rating:

Fitch Changes Outlook on Orbis to Negative; 'BBB+(pol)' Rating Affirmed

Fitch Ratings – London / Warsaw / Paris - 27 January 2009: Fitch Ratings has today changed Orbis SA's (Orbis), Poland's largest hotel company, Outlook to Negative from Stable. The national long-term rating is affirmed at 'BBB+(pol)'.

The change in Outlook reflects Fitch's expectations that the economic slowdown in Poland will impact Orbis over 2009-2010, resulting in lower cash flow generation and weaker financial flexibility. The agency believes the Polish hotel operator is sensitive to the economic slowdown given its current hotel portfolio of 62, high operating leverage, relative small size compared to its international peers and concentration on one country. Therefore, Fitch expects the EBITDA of the hotel division over the next two years may be lower than envisaged by the company while the performance of its transportation and travel business may also be affected by sluggish demand, volatile oil prices and the weaker PLN against EUR. Fitch also notes Orbis' deferral in the implementation of its investment plan will slow down its strategic move to economy hotels from mid-scale hotels. As a result, the company has not been able to fully strengthen its business profile before the economic slowdown occurred.

Weaker EBITDA in FY08 is expected to result in higher total adjusted net debt/EBITDAR at 1.9x up from a conservative 1.1x at end-2007. Net leverage over the next two years will depend on management's commitment to scale back capex, fund it with cash flow from operations only and apply supporting dividend policy. Fitch notes Orbis' prudent financial policy applied till date, however larger-than-expected negative swings in the EBITDA of the hotel business, accompanied by substantially reduced cash flow from the transportation and travel segment, could cause leverage in 2009 to increase to above 2.3x - a level which Fitch considers to be inconsistent with the current rating given Orbis' business profile. The Negative Outlook also reflects the expected deterioration of the debt and rentals service coverage ratio to end-2009.

With expected annual FFO in the order of PLN190m and debt maturities of around PLN95m, the business has the flexibility to make modest investments and to repay debt in 2009, although the aggressive repayment schedule is seen as a constraining factor. Financial flexibility is also affected by less favourable opportunities to divest non-core assets and the lack of available long-term financing for the capex programme. The company's liquidity is also supported by cash of PLN72m at Q308 and committed, unused PLN20m working capital facility.

On 16 January 2009, following its downward revision of EBITDA for 2008, Orbis reduced its EBITDA guidance for 2009, calling off the guidance for 2010 and 2011 and scaled back its capex plan implementation.

The rating reflects Orbis' restructuring measures applied in transportation and travel segments and flexibility to modify capex that should help to withstand the economic slowdown. Orbis benefits from a strong position in the local hotel market and the strong business relationship with its strategic partner, France's Accor SA (rated 'BBB'/Stable Outlook). The rating, however, does not factor in any direct financial support from Accor. Accor increased its stake in Orbis to 50.1% in mid-2008 from 45.5%.

Fitch will monitor Orbis's EBITDA generation, dividend policy and its efforts to obtain long-term financing for the investment programme.

Contacts:

Jacek Kawałczewski, Warsaw,	Tel: +48 22 338 62 91;
Johnny Da Silva, Paris,	Tel: +33 1 44 29 91 36;
Arkadiusz Wicik:	Tel: +48 22 338 62 86.

Note to Editors: Fitch's National ratings provide a relative measure of creditworthiness for rated entities in countries with relatively low international sovereign ratings and where there is demand for such ratings. The best risk within a country is rated 'AAA' and other credits are rated only relative to this risk. National ratings are designed for use mainly by local investors in local markets and are signified by the addition of an identifier for the country concerned, such as 'AAA(pol)' for National ratings in Poland. Specific letter grades are not therefore internationally comparable.

END